Exhibit 99.69

STANDARD LITHIUM LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

Dated: November 25, 2020

Meeting Details

                                                         Date:     December 30, 2020

                                                         Time:     10:00 a.m. (Vancouver Time)

                                                         Place:     Suite 110, 375 Water Street

                                                                        Vancouver, British Columbia, V6B 5C6

STANDARD LITHIUM LTD.

Suite 110, 375 Water Street

Vancouver, British Columbia, V6B 5C6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the shareholders of Standard Lithium Ltd. (the “Company”) will be held on December 30, 2020 at 10:00 a.m. (Vancouver time) at Suite 110, 375 Water Street, Vancouver, British Columbia, V6B 5C6 for the following purposes:

1.	To receive and consider the audited financial statements of the Company as at and for the financial year ended June 30, 2020, together with the auditor’s reports thereon.

2.	To re-appoint Manning Elliott LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year, at a remuneration to be fixed by the directors.

3.	To set the number of directors for the ensuing year at five (5).

4.	To elect directors to hold office for the ensuing year.

5.	To receive disinterested shareholder approval for the 2020 stock option plan.

6.	To transact such other business as may properly be transacted at the Meeting or at any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the Information Circular.

The Company is offering Shareholders the opportunity to participate in the Meeting by way of teleconference. Registered Shareholders, or proxyholders representing registered Shareholders, participating in the Meeting by way of teleconference will be considered present in person at the Meeting for the purposes of determining quorum. Shareholders wishing to participate by teleconference may do so by dialing the following conference line, and entering the conference ID set forth below:

Conference Line:	1-855-453-6958

Conference ID:	1414272

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the information circular.

We strongly encourage Shareholders to attend the Meeting via teleconference and to vote their common shares prior to the Meeting by proxy, prior to the proxy cut-off at 10:00 a.m. on Thursday, December 24, 2020, as voting will not be available via telephone on the day of the Meeting.

As set out in the notes, the enclosed proxy is solicited by management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 25th day of November, 2020.

By order of the Board of Directors.

STANDARD LITHIUM LTD.

/s/ “Robert Mintak”
Robert Mintak
Director and Chief Executive Officer

STANDARD LITHIUM LTD.

Suite 110, 375 Water Street

Vancouver, British Columbia, V6B 5C6

Tel: 604 409-8154

MANAGEMENT INFORMATION CIRCULAR

(containing information as at November 25, 2020 unless otherwise stated)

For the Annual General and Special Meeting

to be held at 10:00 a.m. (Vancouver time) on December 30, 2020

SOLICITATION OF PROXIES

This Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by management (the “Management”) of Standard Lithium Ltd. (the “Company”), for use at the Annual General and Special Meeting (the “Meeting”) of the shareholders (“Shareholders”) of the Company to be held on December 30, 2020, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

The enclosed form of proxy (the “Proxy”) is solicited by Management. The solicitation will be primarily by mail; however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

Impact of COVID-19

This year to proactively deal with the unprecedented health impact of the novel coronavirus, also known as COVID-19, to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, and in compliance with current government direction and advice, we will hold a hybrid Meeting, allowing for Shareholder participation in person and via teleconference. Shareholders will have the opportunity to participate at the Meeting via teleconference regardless of their geographic location by calling (toll-free) 1-855-453-6958 and using conference ID 1414272.

The Company reserves the right to take any additional precautionary measures it deems appropriate in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak, including changing the Meeting date, time, location and/or means of holding the Meeting. Such changes will be announced by way of news release. Shareholders are advised to monitor the Company’s SEDAR profile at www.sedar.com where copies of such news releases, if any, will be posted. The Company does not intend to prepare an amended Circular in the event of changes to the Meeting format.

We strongly encourage Shareholders to attend the Meeting via teleconference and to vote their common shares prior to the Meeting by proxy, prior to the proxy cut-off at 10:00 a.m. (Pacific time) on Thursday, December 24, 2020, as voting will not be available via telephone on the day of the Meeting.

APPOINTMENT OF PROXYHOLDERS

The persons named in the Proxy are representatives of the Company.

A Shareholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Shareholder) to attend and act on the Shareholder’s behalf at the Meeting other than the persons named in the accompanying form of proxy. To exercise this right, a Shareholder shall strike out the names of the persons named in the accompanying form of proxy and insert the name of the Shareholder’s nominee in the blank space provided or complete another suitable form of proxy.

A proxy will not be valid unless it is duly completed, signed and deposited with the Company’s registrar and transfer agent, AST Trust Company (Canada) (“AST Trust”) by mail at P.O Box 721, Agincourt, Ontario, M1S 0A1, Canada, or by fax within North America at 1-866-781-3111 or outside North America at 1-416-368-2502, or by scan and email to proxyvote@astfinancial.com, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. A proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

VOTING BY PROXYHOLDER

Manner of Voting

The common shares of the Company (the “Common Shares”) represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice on the Proxy with respect to any matter to be acted upon, the Common Shares will be voted accordingly. On any poll, the persons named in the Proxy (the “Proxyholders”) will vote the Common Shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the Proxyholder will do so in accordance with such direction.

The Proxy, when properly signed, confers discretionary authority on the Proxyholder with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the Proxyholder.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, in favour of the motions proposed to be made at the Meeting as stated under the headings in this Circular.

Revocation of Proxy

A Shareholder who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer and deposited with the Company’s registrar and transfer agent, AST Trust by mail at P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada, or by fax within North America at 1-866-781-3111 or outside North American at 1-416-368-2502, or by scan and email to proxyvote@astfinancial.com, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting Thresholds Required for Approval

In order to approve a motion proposed at the Meeting, a majority of not less than one-half of the votes cast will be required (an “Ordinary Resolution”) unless the motion requires a special resolution (a “Special Resolution”), in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Company who are also “insiders”, as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

ADVICE TO REGISTERED SHAREHOLDERS

Shareholders whose names appear on the records of the Company as the registered holders of Common Shares in the capital of the Company (the “Registered Shareholders”) may choose to vote by proxy whether or not they are able to attend the Meeting in person.

Registered Shareholders can vote by proxy in one of the following ways:

Registered Shareholders who choose to submit a Proxy may do so by completing, signing, dating and depositing the Proxy with AST Trust not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. The Proxy may be signed by the Shareholder or by his or her attorney in writing, or, if the Registered Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

Internet

Go to www.astvotemyproxy.com and follow the instructions on screen. You will need your control number, which appears below your name and address on the proxy form.

Fax and Email

Complete both sides of the proxy form, sign and date it and fax both sides to our transfer agent, AST Trust, Attention: Proxy Department, to 416.368.2502 or toll free in Canada and the United States to 1.866.781.3111 or scan and email to proxy@canstockta.com.

Mail

Complete, sign and date the form and return it in the envelope provided, or send it to: AST Trust, Attention:

Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

Returning your proxy form

To be effective, we must receive your completed proxy form or voting instruction no later than 10:00 a.m. (Vancouver time) on December 24, 2020.

If the meeting is postponed or adjourned, we must receive your completed form of proxy by 5:00 p.m. (Vancouver time), two full business days before any adjourned or postponed meeting at which the proxy is to be used. Late proxies may be accepted or rejected by the Chairman of the Meeting at his discretion and he is under no obligation to accept or reject a late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold shares in their own name.

Shareholders who do not hold their shares in their own name (the “Beneficial Shareholders”) should note that only proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting.

If shares are listed in an account statement provided to a Shareholder by an intermediary, such as a brokerage firm, then, in almost all cases, those shares will not be registered in the Shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder’s intermediary or an agent of that intermediary, and consequently the Shareholder will be a Beneficial Shareholder. In Canada, the vast majority of such shares are registered under the name CDS & Co. (being the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The shares held by intermediaries or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, an intermediary and its agents are prohibited from voting shares for the intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such shares are voted.

There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities which they own (“OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (“NOBOs” for Non-Objecting Beneficial Owners). The Company does not intend to pay for intermediaries to deliver these securityholder materials to OBOs and, as a result, OBOs will not be sent paper copies unless their intermediary assumes the costs.

Non-Objecting Beneficial Owners

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs. This year, the Company will rely on those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form (“ VIF”) from the Company’s transfer agent, AST Trust. These VIFs are to be completed and returned to AST Trust in the envelope provided or by facsimile. In addition, AST Trust provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. AST Trust will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

If you are a Beneficial Shareholder and the Company or its agent has sent these proxy-related materials to you directly, please be advised that your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send these proxy-related materials to you directly, the Company (and not the intermediaries holding securities your behalf) has assumed responsibility for (i) delivering the proxy-related materials to you and (ii) executing your proper voting instructions as specified in the VIF.

Objecting Beneficial Owners

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their shares are voted at the Meeting.

Applicable regulatory rules require intermediaries to seek voting instructions from OBOs in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by OBOs in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to an OBO by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the OBO.

The form of proxy provided to OBOs by intermediaries will be similar to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the intermediary on how to vote your shares on your behalf. The majority of intermediaries now delegate responsibility for obtaining instructions from OBOs to Broadridge Investor Communications (“Broadridge”). Broadridge typically supplies voting instruction forms, mails those forms to OBOs, and asks those OBOs to return the forms to Broadridge or follow specific telephonic or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the meeting. An OBO receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of the directors (“Directors”) or officers (“Officers”) of the Company, at any time since the beginning of the Company’s last financial year, nor any proposed nominee for election as a Director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of Directors or the appointment of auditors. Directors and Officers may however be interested in the approval of the Option Plan as detailed in “Approval of Option Plan” below, as such persons are entitled to participate in the Option Plan.

RECORD DATE, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

A Shareholder of record at the close of business on November 25, 2020 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have such Shareholder’s shares voted at the Meeting, or any postponement or adjournment thereof.

The Company’s authorized capital consists of an unlimited number of Common Shares (the “Common Shares”) without par value and an unlimited number of preferred shares (“Preferred Shares”), without par value. As at the Record Date, the Company has 112,739,530 Common Shares issued and outstanding, with each share carrying the right to one vote. As at the Record Date, no Preferred Shares are issued and outstanding.

Principal Holders of Voting Securities

To the best of the knowledge of the directors and executive officers of the Company, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

EXECUTIVE COMPENSATION

For the purpose of this information circular:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“Director” means an individual who acted as a director of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payments;

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year; and

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

Statement of Executive Compensation

The following information regarding executive compensation is presented in accordance with National Instrument Form 51-102F6V – Statement of Executive Compensation, and sets forth compensation for each of the NEOs, named executive officers and directors of the Company.

Director and NEO Compensation, Excluding Compensation Securities

The following table sets out all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company to each NEO and director, in any capacity, for the two most recently completed financial years ending June 30, 2019 and 2020:

Table of Compensation Excluding Compensation Securities

Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites	Pension value ($)	Value of all other compensation ($)	Total compensation ($)
Robert Mintak, CEO and Director	2020 2019	300,000 300,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	300,000 300,000
Kara Norman, CFO and Corporate Secretary	2020 2019	85,125 102,600	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	85,125 102,600
Andrew Robinson, President, COO and Director	2020 2019	300,000 300,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	300,000 300,000
Anthony Alvaro, Director	2020 2019	240,000 240,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	240,000 240,000
Jeffrey Barber, Director	2020 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Robert Cross, Director	2020 2019	Nil 87,500	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 87,500

Stock Options and Other Compensation Securities and Instruments

The following table sets out all compensation securities granted or issued to each NEO and Director by the Company during the most recently completed financial year ended June 30, 2020:

Compensation Securities

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)(2)	Expiry Date
Robert Mintak, CEO and Director	Stock Options	1,100,000 (8.1%)	March 9, 2020	0.76	0.70	1.00	March 9, 2023
Kara Norman, CFO and Corporate Secretary	Stock Options	350,000 (2.6%)	March 9, 2020	0.76	0.70	1.00	March 9, 2023
Andrew Robinson, President, COO and Director	Stock Options	1,100,000 (8.1%)	March 9, 2020	0.76	0.70	1.00	March 9, 2023
Anthony Alvaro, Director	Stock Options	1,100,000 (8.1%)	March 9, 2020	0.76	0.70	1.00	March 9, 2023
Jeffrey Barber, Director	Stock Options	300,000 (2.2%)	March 9, 2020	0.76	0.70	1.00	March 9, 2023
Robert Cross, Director	Stock Options	500,000 (3.7%)	March 9, 2020	0.76	0.70	1.00	March 9, 2023
1.	Percentage based on 13,525,784 options outstanding as at June 30, 2020.
2.	Year ended June 30, 2020.

Exercise of Compensation Securities by Directors and NEOs

No NEO or Director of the Company exercised compensation securities in the most recently completed financial year ended June 30, 2020.

Stock Option Plans and Other Incentive Plans

The Company has adopted a fixed stock option plan (the “Option Plan”) pursuant to which the Board may grant incentive stock options (the “ Options”) to purchase Common Shares of the Company to NEOs, directors, officers and employees of the Company or affiliated corporations and to consultants retained by the Company.

The purpose of the Option Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries and affiliates, if any, to acquire Common Shares, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.

Subject to adjustment as set out in the Option Plan, the maximum aggregate number of Common Shares issuable upon the exercise of all Options granted under the Option Plan and all other security-based compensation arrangements of the Company is currently 14,915,515 Common Shares, subject to the following additional limitations:

a)

the aggregate number of Options granted to any one person under the Option Plan within a twelve (12)    month period, together with all other security-based compensation arrangements of the Company, must not exceed five (5%) percent of the then outstanding number of Common Shares, in the aggregate (on a non-diluted basis);

b)

the Options shall not be granted if the exercise thereof would result in the issuance of more than two (2%) percent of the issued Common Shares, in the aggregate, in any twelve (12) month period to any one consultant of the Company (or any of its subsidiaries);

c)

the Options shall not be granted if the exercise thereof would result in the issuance of more than two (2%) percent of the issued Common Shares in any twelve (12) month period to persons employed to provide investor relations activities;

d)

the Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least twelve (12) months with no more than one-quarter of the Options vesting in any three (3) month period; and

e)

the number of Common Shares subject to an Option grant to any directors, officers, consultants, and employees of the Company or its subsidiaries, and employees of a person or company which provides management services to the Company or its subsidiaries (such persons hereinafter collectively referred to as “Participants”) shall be determined by the Board, but no one Participant shall be granted an Option which exceeds the maximum number permitted by the Exchange.

If any Options granted under the Option Plan shall expire or terminate for any reason in accordance with the terms of the Option Plan without being exercised, the un-purchased Common Shares subject thereto shall again be available for the purpose of the Option Plan. Options may be granted to the Participants exercisable at a price determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange. The directors of the Company may, by resolution, determine the time period during which any Option may be exercised, provided that this time period does not contravene any rule or regulation of such exchange on which the Common Shares may be listed. In the event of a Participant ceasing to be a director, officer or employee of the Company or a subsidiary of the Company for any reason other than death, including the resignation or retirement of the Participant as a director, officer or employee of the Company or the termination by the Company of the employment of the Participant, prior to the expiry time of an Option, such Option, if vested, shall cease and terminate on the thirtieth (30th) day following the effective date of such cessation. In the event of the death of a Participant, the Option previously granted to them shall be exercisable only within the one (1) year after such death and then only: (i) by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or the laws of descent and distribution; and (ii) if and to the extent that such Participant was entitled to exercise the Option at the date of his or her death.

Subject to the foregoing restrictions, and certain other restrictions set out in the Option Plan, the Board is authorized to provide for the granting of Options and the exercise and method of exercise of Options granted under the Option Plan.

At this years Meeting, the Company intends to seek approval of Disinterested Shareholders to increase the maximum number of Common Shares issuable upon the exercise of Options granted under the Option Plan, and all other security-based compensation arrangements of the Company, to a maximum of 16,910,930 Common Shares.

There are presently 13,525,784 Options outstanding under the Option Plan, 9,350,000 of which are held directly and indirectly by NEOs or directors of the Company.

Employment, Consulting and Management Agreements

Management functions of the Company are not, to any substantial degree, performed other than by directors or NEOs of the Company. There are no agreements or arrangements that provide for compensation to NEOs or directors of the Company, or that provide for payments to a NEO or director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a change of control in the Company or a change in the NEO or director’s responsibilities, other than as follows:

•

The Company entered into a consulting agreement dated July 1, 2020 with Green Core Consulting Ltd., a company controlled by Andrew Robinson, a director, President and COO of the Company (the “Robinson Agreement”). The Robinson Agreement provides for consulting fees of $25,000 per calendar month and a provision for a “Change of Control” clause as detailed below.

•

The Company entered into a consulting agreement dated July 1, 2020 with Robert Mintak, a director and CEO of the Company (the “Mintak Agreement”). The Mintak Agreement provides for consulting fees of $25,000 per calendar month and a provision for a “Change of Control” clause as detailed below.

•

The Company entered into a consulting agreement dated July 1, 2020 with Kara Norman (“Norman”), the CFO and Corporate Secretary of the Company (the “Norman Agreement”). The Norman Agreement provides for a rate of $75 per hour and provision for a “Change of Control” clause as detailed below.

•

The Company entered into a consulting agreement dated July 1, 2020 with Anthony Alvaro, a director of the Company (the “Alvaro Agreement”). The Alvaro Agreement provides for consulting fees of $20,000 per calendar month and a provision for a “Change of Control” clause as detailed below.

The Change of Control clause can be triggered should certain events occur as follows:

a)

A merger, amalgamation, arrangement, reorganization or transfer takes place in which equity securities of the Company possessing more than one-half of the total combined voting power of the Company’s outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the board of directors of the Company following such transaction is such that the directors of the Company prior to the transaction constitute less than one-half of the directors following the transaction, except that no Change in Control will be deemed to occur if such merger, amalgamation, arrangement, reorganization or transfer is with any subsidiary or subsidiaries of the Company;

b)

If any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, 20% or more of the voting rights attached to all outstanding equity securities;

c)

If any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Company; or

d)

If the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change in Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Company.

If the Company terminates the agreements other than for Just Cause (as defined under the agreements), the Company shall provide the director or officers with working notice, payment in lieu of working notice or a combination of the two, equal to twenty-four (24) months of fees applicable.

Oversight and Description of Director and NEO Compensation

Compensation of NEOs

Compensation of NEOs is reviewed annually and determined by the Board. The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources. In the Board’s view, there is, and has been, no need for the Company to design or implement a formal compensation program for NEOs.

Elements of NEO Compensation

As discussed above, the Company provides an Option Plan to motivate NEOs by providing them with the opportunity, through Options, to acquire an interest in the Company and benefit from the Company’s growth. The Board does not employ a prescribed methodology when determining the grant or allocation of Options to NEOs. Other than the Option Plan, the Company does not offer any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.

Compensation of Directors

Compensation of directors of the Company is reviewed annually by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

In the Board’s view, there is, and has been, no need for the Company to design or implement a formal compensation program for directors. While the Board considers Option grants to directors under the Option Plan from time to time, the Board does not employ a prescribed methodology when determining the grant or allocation of Options. Other than the Option Plan, as discussed above, the Company does not offer any long-term incentive plans, share compensation plans or any other such benefit programs for directors.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information with respect to all compensation plans under which equity securities are authorized for issuance as of June 30, 2020:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	13,525,784	$0.99	1,389,731
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	13,525,784	$0.99	1,389,731
1.	Represents the number of Common Shares available for issuance under the Option Plan, which reserves a number of Common Shares for issuance, pursuant to the exercise of Options.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this information circular or “routine indebtedness”, as that term is defined in Form 51-102F5 of National Instrument 51-102 – Continuous Disclosure Obligations, none of

a)	the individuals who are, or at any time since the beginning of the last financial year of the Company were, a Director or Officer;

b)	the proposed nominees for election as Directors; or

c)	any associates of the foregoing persons,

is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any subsidiary of the Company (a “ Subsidiary”), or is a person whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any Subsidiary.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means:

a)	a Director or Officer;

b)	a director or executive officer of a person or company that is itself an Informed Person or a Subsidiary;

c)

any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and

d)	the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the notes to the Company’s financial statements for the financial years ended June 30, 2019 and 2020, none of

a)	the Informed Persons of the Company;

b)	the proposed nominees for election as a Director; or

c)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

APPOINTMENT OF AUDITOR

Manning Elliott LLP, Chartered Professional Accountants (“Manning Elliott”) is the Company’s auditor. Management is recommending the re-appointment of Manning Elliott as Auditor for the Company, to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the Board of Directors. Management recommends the appointment, and the persons named in the enclosed form of Proxy intend to vote in favour of such appointment.

MANAGEMENT CONTRACTS

Except as disclosed herein, the Company is not a party to a Management Contract whereby management functions are to any substantial degree performed other than by the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited financial statements of the Company for the financial year ended June 30, 2020 (the “Financial Statements”) and the auditor’s reports thereon (the “Auditor’s Reports”), will be presented to Shareholders at the Meeting. The Financial Statements, Auditor’s Reports, and management’s discussion and analysis (“MD&A”) for the financial year ended June 30, 2020 are available under the Company’s profile on SEDAR at www.sedar.com. The Notice of Annual General and Special Meeting of Shareholders, Information Circular, request for Financial Statements (NI 51-102) and form of proxy will be available from AST Trust or from the office of the Company, at Suite 110, 375 Water Street, Vancouver, British Columbia, V6B 5C6.

Appointment and Remuneration of Auditor

The Board proposes to re-appoint Manning Elliott, as the auditor of the Company to hold office until the close of the next annual general meeting of Shareholders of the Company. The resolution to approve the re-appointment of Manning Elliott will also authorize the Board to fix its remuneration. Manning Elliott was first appointed as the auditor of the Company on December 19, 2017.

To be effective, the resolution to re-appoint Manning Elliott must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. The Board recommends that Shareholders vote FOR the re-appointment of Manning Elliott.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the appointment of Manning Elliott as the Company’s independent auditor for the ensuing year, and FOR authorizing the Board to fix the auditor’s pay.

Fixing the Number of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed. Management proposes, and the persons named in the accompanying form of proxy intend to vote in favour of, fixing the number of Directors for the ensuing year at five (5). Although Management is nominating five (5) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR fixing the number of Directors at five (5) for the ensuing year.

Election of Directors

Each Director of the Company is elected annually and holds office until the next annual general meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated, in accordance with the articles of the Company.

In the absence of instructions to the contrary, the shares represented by Proxy will be voted FOR the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

Information Concerning Nominees Submitted by Management

The following table sets out the names of the persons proposed to be nominated by Management for election as a Director, the province or state and country in which he is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular. Each of the nominees are currently Directors of the Company.

Name, Province and Country of ordinary residence(1), and positions held with the Company	Principal occupation and, IF NOT an elected Director, principal occupation during the past five years(1)	Date(s) serving as a Director(2)	No. of shares beneficially owned or controlled(1)

Robert Cross, Non-Executive Chair British Columbia, Canada	Independent Investor	Since September 4, 2018	1,984,301(3)

Andrew Robinson, President, COO and Director British Columbia, Canada	Current principal occupation is Chief Operating Officer of the Company	Since June 5, 2017	1,449,833

Robert Mintak, CEO(4) British Columbia, Canada	Current principal occupation is Chief Executive Officer of the Company	Since March 21, 2017	1,456,333

Jeffrey Barber(4) Alberta, Canada	Current principal occupation is Chief Financial Officer of a private cannabis company	Since January 23, 2017	Nil

Anthony Alvaro(4) British Columbia, Canada	Capital Markets Advisor	Since January 23, 2017	1,000,000

1.

The information as to the province and country of residence, principal occupation and shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually as of November 25, 2020, being the Record Date.

2.	Directors elected at the Meeting will hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed.
3.	407,401 shares held by Paloduro Investments Inc. and 52,900 shares held by Paloduro Trading Inc., companies controlled by Robert Cross.
4.	Member of the Audit Committee.

Cease Trade Orders, Corporate and Personal Bankruptcies, Penalties and Sanctions

For purposes of the disclosure in this section, an “order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days; and for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to directors or executive officers of a relevant company that was in effect for a period of more than 30 consecutive days whether or not the proposed director was named in the order.

To be best of knowledge of the Company, none of the proposed Directors, including any personal holding company of a proposed director:

a)

is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

i.	was subject to an order that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

ii.

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

b)

is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000, or before December 31, 2000 if the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director, or

e)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Approval of 2020 Stock Option Plan

The Policies of the Exchange require all incentive stock option grants to be made pursuant to a stock option plan approved by the Company’s Shareholders. Where a fixed number stock option plan could result in the number of Common Shares reserved for issuance upon exercise of Options to exceed 10% of the issued Common Shares of the Company, the stock option plan must receive Disinterested Shareholder approval at the time the plan is to be implemented.

Disinterested Shareholder Approval

At the Meeting, Disinterested Shareholders are being asked to pass an ordinary resolution, the text of which is set out below, authorizing the Company to increase the maximum number of Common Shares issuable upon the exercise of Options granted under the Option Plan, and all other security-based compensation arrangements of the Company, to 16,910,930 Common Shares (the “2020 Option Plan”).

The Stock Option Plan Resolution

“BE IT RESOLVED THAT:

(1)

the adoption of the Company’s 2020 Option Plan in the form attached to the management information circular of the Company dated November 25, 2020 as Schedule “C”, is hereby approved, confirmed and ratified; and

(2)

the directors of the Company be authorized to perform all such other acts and things as may be necessary or desirable to effect the adoption of the 2020 Option Plan; and that the directors of the Company be authorized to implement or abandon these resolutions in whole or in part, at any time and from time to time in their sole discretion, all without further approval, ratification or confirmation by shareholders.”

Management recommends that Disinterested Shareholders approve the Stock Option Plan Resolution. If the Stock Option Plan Resolution is approved by Shareholders, the Directors will have the authority, in their sole discretion, to implement or revoke the Stock Option Plan Resolution and otherwise implement or abandon the 2020 Option Plan.

The Board recommends that Disinterested Shareholders vote FOR the approval of the 2020 Option Plan. The persons named in the accompanying form of proxy intend to vote FOR the resolution, unless otherwise instructed on a properly executed and validly deposited proxy.

OTHER MATTERS

As of the date of this Circular, management knows of no other matters to be acted upon at the Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

AUDIT COMMITTEE DISCLOSURE

The Charter of the Company’s audit committee and other information required to be disclosed by National Instrument 52-110 – Audit Committees (“NI 52-110”) is attached to this Circular as Schedule “A”.

CORPORATE GOVERNANCE AND DIVERSITY DISCLOSURE

The information required to be disclosed by National Instrument 58-101 – Disclosure of Corporate Governance Practices is attached to this Circular as Schedule “B”.

DIVERSITY DISCLOSURE

Pursuant to section 172.1 of the Canada Business Corporations Act, the Company is required to and hereby discloses its diversity practices as follows:

Term Limits

Directors are to be elected at each annual general meeting of Shareholders to hold office for a term expiring at the next annual general meeting of Shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the CBCA. The identification of potential candidates for nomination as directors of the Company is carried out by all Directors, who are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals and business contacts. The Company has not adopted term limits for members of the Board or other mechanisms for Board renewal. The Company recognizes the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The Board also recognizes that a Director’s experience and knowledge of the Company’s business is a valuable resource. Accordingly, the Board believes that the Company and the Shareholders are best served by the regular assessment of the effectiveness of the Board rather than by fixed age, tenure and other limits.

Designated Groups

The Board is committed to maintaining high standards of corporate governance in all aspects of the Company’s business and affairs and recognizes the benefits of fostering greater diversity in the boardroom. A fundamental belief of the Board is that a diversity of perspectives maximizes the effectiveness of the Board and decision-making in the best interests of the Company. The Company has not adopted a formal written policy related to the identification and nomination of designated groups (as defined in the Employment Equity Act (Canada)) for Directors. The Company nonetheless appreciates the value of a diverse Board and management and believes that diversity helps it reach its efficiency and skill objectives for the greater benefit of Shareholders.

No specific quota or targets for representation of designated groups on the Board or for executive officer positions has been adopted so as to allow the Company to perform an overall assessment of the qualities and skills of a potential candidate instead of concentrating on designated groups. When the Company selects candidates for the Board or for executive officer positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, including whether the individual is a member of a designated group, to best bring together a selection of candidates allowing the Company to perform efficiently and act in the best interest of the Company and the Shareholders.

As of the date of this Circular, the Company has a total of five directors and one member of senior management. Currently, none of the Company’s directors are women or members of a visible minority, and one woman serves in a senior management role. To the knowledge of the Company, none of the Company’s directors or members of senior management are Aboriginal peoples or persons with disabilities.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Copies of the Company’s Financial Statements and MD&A may be obtained without charge upon request from the Company, at Suite 110, 375 Water Street, Vancouver, British Columbia, V6B 5C6.

Financial information is provided in the Company’s comparative annual financial statements and Management Discussion and Analysis for its most recently completed financial year ended June 30, 2020.

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Directors.

DATED at Vancouver, British Columbia, this 25th day of November, 2020.

STANDARD LITHIUM LTD.

/s/ “Robert Mintak”
Robert Mintak
Chief Executive Officer

SCHEDULE “A”

FORM 52-110F2

AUDIT COMMITTEE DISCLOSURE

(VENTURE ISSUERS)

Audit Committee

The Audit Committee is responsible for the Company’s financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of the Company’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Company’s external auditors. The Audit Committee also assists the Board in fulfilling its responsibilities in reviewing the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management, and the external auditors and monitors the independence of those auditors. The Audit Committee is also responsible for reviewing the Company’s financial strategies, its financing plans and its use of the equity and debt markets.

Audit and Finance Committee Charter

The following Audit Committee Charter was adopted by the Company’s Board and Audit Committee:

Purpose of the Committee

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Company is to provide an open avenue of communication between management, the Company’s independent auditor and the Board and to assist the Board in its oversight of:

•	the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;

•	the Company’s compliance with legal and regulatory requirements related to financial reporting; and

•

the independence and performance of the Company’s independent auditor. The Committee shall also perform any other activities consistent with this Charter, the Company’s articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight. Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with Generally Accepted Accounting Principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an Auditor’s Reports or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

Authority and Responsibilities

In addition to the foregoing, in performing its oversight responsibilities, the Committee shall:

1.	Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2.	Review the appointments of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.

Review with management and the independent auditor the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.

Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.

Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.

Review the Company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.

Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor’s judgment about the quality and appropriateness of the Company’s accounting policies. This review may include discussions with the independent auditor without the presence of management.

8.	Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9.	Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10.

Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11.	Establish and review the Company’s procedures for the:

•	receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

•	confidential and anonymous submissions by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.

Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13.

Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Canada Business Corporations Act and the by-laws of the Company.

Composition of the Audit and Finance Committee

The current members of the Audit Committee are Robert Mintak, Anthony Alvaro and Jeffrey Barber, one of whom is independent (Mr. Barber) and all of whom are financially literate as defined by NI 52-110.

Relevant Education and Experience

All members of the Audit Committee hold professional accounting designations and been involved in enterprises which public report financial results, each of which requires a working understanding of, and ability to analyze and assess, financial information (including financial statements).

Reliance on Certain Exemptions

During the most recently completed financial year, the Company has not relied on certain exemptions set out in NI 52-110, namely section 2.4 ( De Minimus Non-audit Services), subsection 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) (Events Outside Control of Member), subsection 6.1.1(6) (Death, Incapacity or Resignation), and any exemption, in whole or in part, in Part 8 (Exemptions).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial period was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee charter provides for the Audit Committee to establish the auditors’ fees. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management of the Company believes that the fees negotiated in the past with the auditors of the Company were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services.

External Auditor Service Fees

The following table sets forth the aggregate fees billed to the Company by the external auditor for services rendered in the fiscal years ended June 30, 2020 and 2019.

	FYE 2020	FYE 2019
Audit Fees(1)	$34,000	$31,000
Audit-Related Fees(2)	$17,000	$23,450
Tax Fees(3)	$9,000	$9,000
All Other Fees(4)	$9,000	Nil
	$69,000	$63,450
1.	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees.
2.

“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

3.

“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

4.

“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

Exemptions

During the most recently completed financial year, the Company relied on the exemption set out in section 6.1 of NI 52- 110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

SCHEDULE “B”

FORM 58-101F2

CORPORATE GOVERNANCE DISCLOSURE

(VENTURE ISSUERS)

Item 1: Board Of Directors

The board of directors of the Company (the “Board”) supervises the CEO and the CFO. Both the CEO and CFO are required to act in accordance with the scope of authority provided to them by the Board.

Director	Independence

Robert Cross	Independent

Andrew Robinson	Not independent, as he is the President and Chief Operating Officer of the Company

Robert Mintak	Not independent, as he is the Chief Executive Officer of the Company

Jeffrey Barber	Independent

Anthony Alvaro	Not independent, as he has received compensation for services provided to the Company in excess of $75,000.

Item 2: Directorships

The following directors of the Company are also currently directors of the following reporting issuers:

Director	Name of Reporting Issuer

Robert Cross	B2Gold Corp.

Robert Mintak	Identillect Technologies Corp. 66 Resources Corp.

Anthony Alvaro	WSM Ventures Corp.

Item 3: Orientation and Continuing Education

The Board does not have a formal process for the orientation of new Board members. Orientation is done on an informal basis. New Board members are provided with such information as is considered necessary to ensure that they are familiar with the Company’s business and understand the responsibilities of the Board.

The Board does not have a formal program for the continuing education of its directors. The Company expects its directors to pursue such continuing education opportunities as may be required to ensure that they maintain the skill and knowledge necessary to fulfill their duties as members of the Board. Directors can consult with the Company’s professional advisors regarding their duties and responsibilities, as well as recent developments relevant to the Company and the Board.

Item 4: Ethical Business Conduct

The Board has not adopted a formal code of ethics. In the Board’s view, the fiduciary duties placed on individual directors by corporate legislation and the common law, and the restrictions placed by corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Although the Company has not adopted a formal code of ethics, the Company promotes an ethical business culture. Directors and officers of the Company are encouraged to conduct themselves and the business of the Company with the utmost honesty and integrity. Directors are also encouraged to consult with the Company’s professional advisors with respect to any issues related to ethical business conduct.

Item 5: Nomination of Directors

The identification of potential candidates for nomination as directors of the Company is primarily done by the CEO, but all directors are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals by business contacts.

Item 6: Compensation

The compensation of directors and the CEO is determined by the Board as a whole. Such compensation is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Item 7: Other Board Committees

The Board does not have any standing committees other than the Audit Committee.

Item 8: Assessments

The Board does not have any formal process for assessing the effectiveness of the Board, its committees, or individual directors. Such assessments are done on an informal basis by the CEO and the Board as a whole.

SCHEDULE “C”

FIXED “2020” STOCK OPTION PLAN

STANDARD LITHIUM LTD.

November 25, 2020

1.	Purpose

The purpose of the stock option plan (the “Plan”) of Standard Lithium Ltd. (the “Company”), a corporation existing under the Canada Business Corporations Act is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries and affiliates, if any, to acquire common shares of the Company (the “Shares”), thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.

2.	Administration

The Plan shall be administered by the board of directors of the Company or by a special committee of the directors appointed from time to time by the Board of Directors of the Company pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the board of directors of the Company, is hereinafter referred to as the “Board”). A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Company and by the optionee, in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan. Each option granted by the Company prior to the date of the approval of the Plan, including options granted under previously approved stock option plans of the Company, be and are continued under and shall be subject to the terms of the Plan.

3.	Compliance with Legislation

All options granted pursuant to this Plan shall be subject to the rules and policies of the TSX Venture Exchange, or any other stock exchange or exchanges on which the Shares are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the “Exchange”).

Any Shares sold, issued and delivered to any Participant (as hereinafter defined) pursuant to the exercise of Options shall be subject to restrictions on resale and transfer under applicable securities laws and the requirements of the Exchange, and any certificates representing such Shares shall bear, as required, a restrictive legend in respect thereof.

4.	Shares Subject to Plan

Subject to adjustment as provided in Section 16 hereof, the Shares to be offered under the Plan shall consist of common shares of the Company’s authorized but unissued common shares. The aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 16,910,930 Shares. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the un-purchased Shares subject thereto shall again be available for the purpose of this Plan.

5.	Maintenance of Sufficient Capital

The Company shall at all times during the term of the Plan reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

6.	Eligibility and Participation

Directors, officers, consultants, and employees of the Company or its subsidiaries, and employees of a person or company which provides management services to the Company or its subsidiaries (“Management Company Employees”) shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as “Participants”). Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number and class of Shares to be subject to each option. In the case of employees or consultants of the Company or Management Company Employees, the option agreements to which they are party must contain a representation of the Company that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Company or its subsidiaries. A Participant who has been granted an option may, if such Participant is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7.	Withholding Taxes

The Company shall have the authority to take steps for the deduction and withholding, or for the advance payment or reimbursement by the Participant to the Company, of any taxes or other required source deductions which the Company is required by law or regulation of any governmental authority whatsoever to remit in connection with this Plan, or any issuance of Shares. Without limiting the generality of the foregoing, the Company may, in its sole discretion:

(a)	deduct and withhold additional amounts from other amounts payable to a Participant;

(b)

require, as a condition of the issuance of Shares to a Participant that the Participant make a cash payment to the Company equal to the amount, in the Company’s opinion, required to be withheld and remitted by the Company for the account of the Participant to the appropriate governmental authority and the Company, in its discretion, may withhold the issuance or delivery of Shares until the Participant makes such payment; or

(c)

sell, on behalf of the Participant, all or any portion of Shares otherwise deliverable to the Participant until the net proceeds of sale equal or exceed the amount which, in the Company’s opinion, would satisfy any and all withholding taxes and other source deductions for the account of the Participant.

8.	Exercise Price

(a)

The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(b)

Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by insiders of the Company (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

9.	Number of Optioned Shares

(a)

The aggregate number of Shares that may be issued pursuant to the exercise of Options awarded under the Plan and all other security based compensation arrangements of the Company shall not exceed 16,910,930 Shares, subject to the following additional limitations:

(i)

the aggregate number of options granted to any one person under the Plan within a twelve (12) month period, together with all other security-based compensation arrangements of the Company, must not exceed five (5%) percent of the then outstanding number of Shares, in the aggregate (on a non-diluted basis);

(ii)

Options shall not be granted if the exercise thereof would result in the issuance of more than two (2%) percent of the issued Shares, in the aggregate, in any twelve (12) month period to any one consultant of the Company (or any of its subsidiaries); and

(iii)

Options shall not be granted if the exercise thereof would result in the issuance of more than two (2%) percent of the issued Common Shares in any twelve (12) month period to persons employed to provide investor relations activities. Options granted to Consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least twelve (12) months with no more than one-quarter of the options vesting in any three (3) month period.

(b)

The number of Shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

10.	Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 12 and 13, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange. For greater certainty, in no circumstances shall the maximum term exceed ten (10) years.

Should the expiry date of an Option fall within a Black Out Period or within nine business days following the expiration of a Black Out Period, such expiry date of the Option shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the Black Out Period, such tenth business day to be considered the expiry date for such Option for all purposes under the Plan. The ten business day period referred to in this paragraph may not be extended by the Board.

“Black Out Period” means the period during which the relevant Participant is prohibited from exercising an Option due to trading restrictions imposed by the Company pursuant to any policy of the Company respecting restrictions on trading that is in effect at that time.

11.	Option Period, Consideration and Payment

(a)

The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Sections 12 and 13 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Company or its subsidiaries, or death of the Participant.

(b)

Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

(c)	Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period.

(d)	Except as set forth in Sections 12 and 13, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Company or any of its subsidiaries, or a Management Company Employee of the Company or any of its subsidiaries.

(e)

Subject to Section 7, the exercise of any option will be contingent upon receipt by the Company at its head office of a written notice of exercise, specifying the number of Common Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Common Shares with respect to which the option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares of the Company unless and until the certificates for Shares issuable pursuant to options under the Plan are issued to him or them under the terms of the Plan.

12.	Ceasing To Be a Director, Officer, Consultant or Employee

If a Participant shall cease to be a director, officer, consultant, employee of the Company, or its subsidiaries, or ceases to be a Management Company Employee, for any reason (other than death), such Participant may exercise his option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within thirty (30) days, subject to adjustment at the discretion of the Board, after the Participant ceases to be a director, officer, consultant, employee or a Management Company Employee. In the event the Participant was engaged in investor relations activities, exercise must occur within thirty (30) days after the cessation of the Participant’s services to the Company.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Company or of any of its subsidiaries or affiliates.

13.	Death of Participant

Notwithstanding section 12, in the event of the death of a Participant, the option previously granted to them shall be exercisable only within the one (1) year after such death and then only:

(a)	by the person or persons to whom the Participant’s rights under the option shall pass by the Participant’s will or the laws of descent and distribution; and

(b)	if and to the extent that such Participant was entitled to exercise the Option at the date of his death.

14.	Rights of Optionee

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Company in respect of any Shares issuable upon exercise of such option until certificates representing such Shares shall have been issued and delivered.

15.	Proceeds from Sale of Shares

The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Company and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

16.	Adjustments

If the outstanding shares of the Company are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company or another corporation or entity through a reorganization, amalgamation, arrangement, merger, re-capitalization, re-classification, stock dividend, subdivision, consolidation or similar transaction, or in case of any transfer of all or substantially all of the assets or undertaking of the Company to another entity (any of which being, a “Reorganization”) any adjustments relating to the Common Shares subject to Options or issued on exercise of Options and the exercise price per Common Share shall be adjusted by the Board, in its sole and absolute discretion, under this Section, provided that a Participant shall be thereafter entitled to receive the amount of securities or property (including cash) to which such Participant would have been entitled to receive as a result of such Reorganization if, on the effective date thereof, he had been the holder of the number of Common Shares to which he was entitled upon exercise of his Option(s).

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Share shall be required to be issued under the Plan on any such adjustment.

17.	Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

18.	Amendment and Termination of Plan

The Board may terminate or discontinue the Plan at any time without the consent of the Participants provided that such termination or discontinuance shall not alter or impair any Option previously granted under the Plan.

The Board may by resolution amend this Plan and any Options granted under it without shareholder approval, however, the Board will not be entitled, in the absence of shareholder and Exchange approval, to:

(a)	amend the persons eligible to be granted options under the plan;

(b)	amend the method for determining the exercise price of options;

(c)	reduce the exercise price of an Option held by an insider of the Company;

(d)	extend the expiry date of an Option held by an insider of the Company (subject to such date being extended by virtue of Section 10 above);

(e)	amend the limitations on the maximum number of Common Shares reserved or issued to insiders under paragraphs 9(a)(ii) and 9(a)(iii) hereof;

(f)	increase the maximum number of Common Shares issuable pursuant to this Plan; or

(g)	amend the expiry, termination or amendment provisions of this Plan or applicable Options under this Article 18.

Where shareholder approval is sought for amendments under subsections (a), (b) and (c) above, the votes attached to Shares held directly or indirectly by insiders benefiting from the amendments will be excluded.

19.	Old Stock Option Plan

Upon receipt of all approvals that may be required pursuant to Section 20 hereof, the Plan will replace the current stock option plan of the Company (the “Old Plan”) and on the date of receipt of all such approvals, the Old Plan will be of no further force and effect. All options and stock option agreements issued under the Old Plan shall thereafter be deemed to be issued under the Plan and thereafter shall be governed under the Plan.

20.	Necessary Approvals

The ability of a Participant to exercise options and the obligation of the Company to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Company. If any Shares cannot be issued to any Participant for whatever reason, the obligation of the Company to issue such Shares shall terminate and any option exercise price paid to the Company will be returned to the Participant.

21.	Effective Date of Plan

The Plan has been adopted by the Board of the Company subject to the approval of the Exchange and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approval being obtained.

22.	Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia and Canada, as applicable.